

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Timothy Sheehy
Chief Executive Officer
Wildfire New PubCo, Inc.
90 Aviation Lane
Belgrade, MT 59714

> **Re: Wildfire New PubCo, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 30, 2022**
> **CIK No. 0001941536**

Dear Timothy Sheehy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. For each of the securities being registered for resale, please disclose the price that such selling securityholders paid for each of their securities or, to the extent applicable, the price that such selling securityholders paid for any securities overlying any securities being registered for resale. Please make conforming changes in the prospectus summary.

2. We note your disclosure that the each of the warrants "has an exercise price of $11.50 per share of Common Stock," and that you "believe the likelihood that Warrant Holders will exercise the Warrants . . . depends on the trading price of our Common Stock." Please revise to also disclose the market price of the underlying securities compared to the exercise price of the warrants, as you do on page 51, and if the warrants are out the

money, please revise to disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, and Management's Discussion and Analysis of Financial Condition and Results of Operations section. As applicable, please also revise your Management's Discussion and Analysis of Financial Condition and Results of Operations section to describe the impact on your liquidity and the ability of your company to fund your operations on a prospective basis with your current cash on hand. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

Summary, page 7

3.   Please revise to highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Risk Factors
"Future sales, or the perception of future sales, of shares of our Common Stock, by us or our stockholders in the public market . . . ", page 46

4.   We note your disclosure that "[t]he sale of all or a substantial portion of the Common Stock and Private Placement Warrants being offered for resale in this prospectus or the perception that these sales could occur, could result in a significant decline in the public trading price of our Common Stock and Warrants." To illustrate this risk, please also disclose the initial purchase price of the securities being registered for resale. To the extent that your current trading price is at or below Jack Creek Investment Corp.'s initial public offering price, please also disclose that certain selling securityholders may have an incentive to sell because they will still profit on sales of shares purchased at lower prices as compared to the prices paid by public investors.

        Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Michael Heinz